Joshua D. Brinen Attorney at Law New York Office jbrinen@brinenlaw.com

Member New York, New Jersey, Florida, California, Texas & Nevada Bar
LL.M. in Taxation

April 20, 2021

VIA EDGAR ELECTRONIC FILING ONLY

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attn: Jeffrey Gabor, Esq.

Re:	CannaPharmaRx, Inc. (the “Issuer”)
Post-Effective Amendment to Prospectus
Filed: April 15, 2021
File No.: 333-251016
Our File No.: CPMD.15

Dear Attorney Park:

On behalf of CannaPharmaRx, Inc. (the “Company”), we are hereby filing amendment number 1 to the post-effective amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 15, 2021.

Post-Effective Amendment No. 1 to the Registration Statement on Form S-1

Table of Contents, page i

1.	We note that Part II of the registration statement was not included in your filing. In your amended filing, please add Part II, which should include, but is not limited to, the exhibit index and signatures, together with any exhibits, as applicable.

Response: The section has been restored and the Table of Contents has been amended in the Form S-1/A filed on this even date.

Brinen & Associates, LLC

April 20, 2021

Selling Security Holders, page 29

2.	We note your disclosure on page 36 that BHP Capital NY, Inc. and Silverback Capital Corporation are new selling security holders, who will collectively resell up to five million shares of common stock in the aggregate under the Common Stock Purchase Agreement ("SPA"), while Granite will resell approximately five million fewer shares under this filing than under your previous Amendment to the Registration Statement on Form S-1 filed on November 25, 2020. You also disclose that neither the SPA nor any of your or Granite's rights thereunder may be assigned to any other person, and that you will not enter into any other equity line with any other party without Granite's prior consent on pages 41 and 42, respectively. Please advise whether either BHP Capital NY, Inc. or Silverback Capital Corporation are receiving shares under equity lines with you or through an assignment from any other selling security holder. Please also file each SPA as an exhibit to this filing pursuant to Item 601(b)(10) of Regulation S-K or explain to us why you believe you are not required to do so.

Response: The registration statement, as filed and as amended, registered Twenty Two Million Seventeen Thousand Six Hundred Eighty Two (22,017,682) shares. The Common Stock Purchase Agreement made with Granite is an equity line of credit that allows the Issuer to draw down on the that line through the sale of the registered shares. The Issuer has the right, but not the obligation to draw down on the equity line of credit. The Equity line of credit does not prevent the Issuer from selling shares under any other mechanism other than an equity line of credit. The Issuer is prohibited from entering into an equity line of credit with another capital source without Granite’s consent. The Issuer is not entering into another equity line of credit with either BHP Capital NY, Inc. or Silverback Capital Corporation. BHP Capital NY, Inc. or Silverback Capital Corporation are not assignees or transferees of Granite. The Issuer has entered into two purchase agreements reflecting the purchase of the Common stock for a fixed price. The Issuer has amended the registration statement to reflect the two purchase agreements reflecting the purchase of the Common stock for a fixed price.

Please address any further questions or comments to the undersigned at the above-referenced telephone and e-mail address.

Thank you very much.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Yours truly,

Brinen & Associates, LLC

Joshua D. Brinen

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